UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Employment of the M/V Free Lady and the M/V Free Envoy
     On June 26, 2008, FreeSeas announced that the M/V Free Lady, a 2003-built, 50,246 dwt Handymax vessel, has been fixed for a two-year time charter at a rate of $51,150 per day. The Free Lady is expected to be delivered to FreeSeas during the second week of July, and immediately begin employment with her new charterer.
     FreeSeas also announced on that date that the M/V Free Envoy, a 1984-built 26,318 dwt Handysize vessel, has been fixed for a one-year time charter at a rate of $32,000 per day, which is expected to commence upon completion of the vessel’s scheduled dry-docking towards the end of June 2008.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This report on Form 6-K and the exhibit attached hereto are incorporated by reference into FreeSeas’ Registration Statements on Form F-3 (Registration Nos. 333-145098 and 333-149916).
SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated June 26, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: July 7, 2008
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President and Chief Executive Officer

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